OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

               HAGUE CORP.
(Name of Issuer)

            Common Stock
(Title of Class of Securities)

             405184102
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         November 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 405184102	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew McKinnon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,900,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,900,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON* IN

        *    The calculation of the foregoing percentage is based upon 69,375,000 shares of Hague Corp. common stock outstanding as of November 4, 2008.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 405184102	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.           Security and Issuer

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Hague Corp., a Nevada corporation (the “Company”). The Company’s principal offices are located at 14220 E. Cavedale Road, Scottsdale, AZ 85262.

Item 2.           Identity and Background

(a-b)     This Schedule 13D is being filed by Andrew McKinnon (the “Reporting Person”). The address of the Reporting Person c/o Hague Corp. at 14220 E. Cavedale Road, Scottsdale, AZ 85262.

(c)     The Reporting Person is a President and Chief Executive Officer of Phoenix Alliance Corp.

(d-e)     During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3.           Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares of Common Stock solely as an investment in the Issuer in connection with the completion of an Agreement and Plan of Merger and Reorganization pursuant to which Hague Corp. acquired control of Solterra Renewable Technologies, Inc. An exchange of stock for stock took place. See Issuer’s Form 8-K filed on November 10, 2008, as amended on November 20, 2008, for additional information on the Plan of Reorganization, change in control of the Issuer, change in business of the Issuer and change in management and directors of the Issuer. Mr. McKinnon has a cash investment of approximately $44,000 in cash for his 6,900,000 shares of Hague.

Item 4.           Purpose of Transactions

Other than as described in a Form 8-K filed by the Issuer on November 10, 2008, as amended on November 20, 2008, the Reporting Person has no existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person may in the future engage in and may plan for his engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 405184102	SCHEDULE 13D	Page 4 of 4 Pages

Item 5.           Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person is the beneficial holder of 6,900,000 shares of Common Stock of the Company, constituting 9.9% of the Company’s outstanding Common Stock (see Calculating the Percentage Ownership below ).

Calculating the Percentage Ownership: The percentages calculated above are based upon 69,375,000 shares of Common Stock of the Company outstanding as of November 17, 2008.

(b)     The Reporting Person has: (i) sole power to vote or to direct the vote of 6,900,000 shares of Common Stock.

(c)     Mr. McKinnon acquired 6,900,000 shares of the Issuer’s Common Stock on November 4, 2008. For additional information, see the issuer’s Form 8-K filed on November 10, 2008, as amended on November 20, 2008.

(d)     Not applicable.

(e)     Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7.           Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2008

Signature By:	/s/ Andrew McKinnon
Andrew McKinnon